UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

23 July 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TG THERAPEUTICS, INC.

File No. 1-32639 -- CF# 28117

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TG THERAPEUTICS, INC. (formerly known as MANHATTAN PHARMACEUTICALS, INC.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2012.

Based on representations by TG THERAPEUTICS, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.35   through March 14, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel